February 4, 2019

Moses Campbell
President and Chief Executive Officer
Mary Jane's Vape & Smoke Shop, Inc.
302 West Victory Drive
Savannah GA 31405

       Re: Mary Jane's Vape & Smoke Shop, Inc.
           Amendment 3 to Registration Statement on Form S-1
           Filed December 21, 2018
           File No. 333-227270

Dear Mr. Campbell:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 13, 2018 letter.

Form S-1 Amendment No. 3 filed December 21, 2018

Management's Discussion of Financial Condition and Results of Operations, page
37

1. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or to the extent that past performance is indicative of future performance. In this regard, with a view to understanding the primary drivers behind your decrease in revenue, please discuss which line of products have generated revenues, including any known trends and uncertainties associated with those products. For example, consider discussing the impact that the recent FDA actions related to the prevention of e-cigarette sales may have on your revenue, if any. See Item 303 of Regulation S-K and SEC Release No. 33-8350.
 Moses Campbell
Mary Jane's Vape & Smoke Shop, Inc.
February 4, 2019
Page 2


Executive Compensation, page 41

2. Please provide the information required by Item 402 of Regulation S-K and update your executive compensation disclosure to include your most recently completed fiscal year. For guidance, refer to Question 117.05 of our Regulation S-K Compliance and
         Disclosure Interpretations.
       You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or James
Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff
Attorney, at (202) 551-3342 or Jennifer L pez, Staff Attorney, at (202) 551-3792 with any other questions.



FirstName LastNameMoses Campbell                            Sincerely,
Comapany NameMary Jane's Vape & Smoke Shop, Inc.
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Corporation Finance
February 4, 2019 Page 2                                     Office of Consumer
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FirstName LastName